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(Translation)                                                      Exhibit 4.23
                         Agreement on Limited Liability

Internet Initiative Japan, Inc. ("IIJ") and [name of outside director], an outside director of IIJ, (the "Director") agree as follows in respect of limited liability for damages of the Director to the company pursuant to the provision of Article 266 paragraph 19 of the Commercial Code of Japan.

Article 1. (Maximum Amount of Limited Liability)

If, after the execution hereof, the Director conducts any of the acts stipulated in Article 266 paragraph 1 item 5 of the Commercial Code of Japan as an outside director of IIJ and causes IIJ to sustain any damages as a result of such act, the Director shall, save for acts conducted by himself/herself with any willful misconduct or gross negligence, bear the limited liability for such damages amounting to 10 million yen or the aggregate of the amounts set forth in Article 266 paragraph 19 item 1 through item 3, whichever is higher.

Article 2. (Expiration of Agreement on Limited Liability)

This Agreement shall expire at any time in the future if the Director becomes a director, an executive officer, or an employee entitled to execute the business of IIJ or a subsidiary thereof.

Article 3. (In case of Reelection)

This Agreement shall apply to the acts which the Director conducts until he/she retires from the position of director of IIJ; provided, however, if upon expiration of the term of office as a director, the Director is reelected as a director of IIJ and assumes the position, this Agreement shall remain effective with respect to the acts conducted by such director after the reelection. The same shall apply thereafter.

Article 4. (Deposit of Certificate of Stock Acquisition Rights)


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If in case the Director possesses the certificate of stock acquisition rights issued concerning the rights set forth in Article 280-19 paragraph 1 of the Commercial Code of Japan which is granted pursuant to the resolution set forth in Article 280-21 paragraph 1 of the Commercial Code of Japan IIJ notifies the Director that the Director has caused IIJ to sustain damages by conducting the acts set forth in Article 266 paragraph 1 item 5 of the Commercial Code of Japan, the Director shall promptly deliver the certificate of stock acquisition rights to the care and custody of IIJ.

Article 5. (Disclosure of Agreement on Limited Liability)

IIJ may disclose the existence and contents of this Agreement to a third party if such disclosure is required by provisions of applicable laws or regulations.

Article 6. (Jurisdiction by Agreement)

Any incident or dispute arising out of or in relation to this Agreement shall be subject to the exclusive jurisdiction of the Tokyo District Court as the court of first instance.

IN WITNESS WHEREOF, this Agreement is executed in duplicate, and with their seals and signatures affixed, each party retains one original, respectively.

June 24, 2004


                               IIJ:         Internet Initiative Japan, Inc.
                                            1-105, Kanda Jinbo-cho,
                                            Chiyoda-ku, Tokyo, Japan

                                            Koichi Suzuki
                                            Representative Director

                               Director:    [name of outside director]